Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Registration Statement No. 333-263051

Supplementing the Preliminary Prospectus Supplement, dated November 13, 2024

(To Prospectus dated February 25, 2022)

Zimmer Biomet Holdings, Inc.

Pricing Term Sheet

€700,000,000 3.518% Notes due 2032

November 13, 2024

The information in this pricing term sheet (the “Pricing Term Sheet”) supplements the information in Zimmer Biomet Holdings, Inc.’s preliminary prospectus supplement, dated November 13, 2024, relating to the Notes (as defined below) (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Otherwise, this Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Preliminary Prospectus.

Issuer:	Zimmer Biomet Holdings, Inc. (the “Company”)

Issuer Legal Entity Identifier:	2P2YLDVPES3BXQ1FRB91

Offering Format:	SEC Registered

Title of Securities:	€700,000,000 3.518% Notes due 2032 (the “Notes”)

Principal Amount:	€700,000,000

Price to Public:	99.996%

Gross Proceeds:	€699,972,000

Underwriting Discount:	0.400%

Net Proceeds (before expenses):	€697,172,000

Maturity Date:	December 15, 2032

Coupon:	3.518%

Yield to Maturity:	3.518%

Benchmark Bund:	DBR 1.700% due August 15, 2032

Benchmark Bund Price; Yield:	96.026 / 2.264%

Spread to Benchmark Bund:	+125.4 basis points

Mid-Swap:	8-year Mid-Swap

Mid-Swap Yield:	2.318%

Spread to Mid-Swap Yield:	+120 basis points

Interest Payment Date:	Annually in arrears on December 15 of each year, commencing on December 15, 2025

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Stabilization:	Stabilization/FCA

Redemption Provisions:

Prior to September 15, 2032 (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate, plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

In the event that certain developments affecting United States taxation would cause the Company to pay additional amounts with respect to the Notes as described under the caption “Description of the Notes–Redemption for Tax Reasons” in the Preliminary Prospectus, the Company may, at any time at its option, redeem the Notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Repurchase at the Option of Holders upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs with respect to the Notes, the Company will be required to offer to repurchase the Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest on the Notes to be repurchased to the date of repurchase, unless the Notes have been previously redeemed or called for redemption.

CUSIP:	98956P AY8

ISIN:	XS2875106168

Common Code:	287510616

Expected Ratings*:	Baa2 (Stable) / BBB (Stable) / BBB (Stable)

Trade Date:	November 13, 2024

Settlement Date**:	November 20, 2024 (T+5)

Joint Book-Running Managers:

Barclays Bank PLC

Goldman Sachs & Co. LLC

HSBC Bank plc

RBC Europe Limited

BNP PARIBAS

Citigroup Global Markets Limited

DNB Bank ASA

J.P. Morgan Securities plc

Merrill Lynch International

Mizuho International plc

Morgan Stanley & Co. International plc

SMBC Bank International plc

Senior Co-Managers:	UBS AG London Branch UniCredit Bank GmbH U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

Form of Notes:	Global notes deposited with, or on behalf of, U.S. Bank Europe DAC, or a nominee thereof, as common depositary for Clearstream and Euroclear.

Expected Listing:	The Company will use its reasonable efforts to list the Notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. If the application is approved, trading of the Notes on the New York Stock Exchange is expected to begin within 30 days of the original issue date of the Notes. If such a listing is obtained, the Company will have no obligation to maintain such listing and may delist the Notes at any time.

Governing Law:	New York.

Prohibition of Sales to EEA/UK Retail Investors:	Applicable.

Target Market (MiFID II/UK MiFIR Product Governance):	Eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the UK.

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

**Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to their date of delivery hereunder should consult their own advisors.

This Pricing Term Sheet supplements the Preliminary Prospectus issued by the Company on November 13, 2024 relating to its prospectus dated February 25, 2022, Registration Statement No. 333-263051.

The Company has filed a registration statement (including a base prospectus) and the Preliminary Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus, the accompanying base prospectus in that registration statement, this Pricing Term Sheet and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus, the final prospectus supplement (when available) and the accompanying base prospectus if you request it by calling Barclays Bank PLC at 1 (888) 603-5847, Goldman Sachs & Co. LLC at 1 (866) 471-2526, HSBC Bank plc at +44 20-7991-8888 and RBC Europe Limited at +44 20-7029-7031.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom (the “UK”) by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this Pricing Term Sheet is only being distributed to and is only directed at those persons in the UK who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). In the UK, any investment or investment activity to which the Preliminary Prospectus relates will be engaged in only with, the Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person in the UK who is not a Relevant Person should not act or rely on this Pricing Term Sheet or any of its contents.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.